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Exhibit (a)(7)
                          THE WILLIAMS COMPANIES, INC.

                                OFFER TO EXCHANGE
                  OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

                          CONFIRMATION OF INELIGIBILITY
                               AND VOIDED ELECTION

July [_], 2003

Name

Address 1
Address 2
Address 3

City, ST Zip

Dear [Name]:

At the expiration of the stock option exchange program, 4:00 p.m. Central Time on Wednesday, June 25, 2003, you were no longer an active employee and therefore were ineligible to participate in the offer. As a result, if you elected to participate in the program, your election was voided. Your eligible options will remain outstanding in accordance with their original terms and conditions and their original termination provisions will apply.

Questions may be directed to the Human Resources Service Center at (800) 320-8040 or (918) 573-5400.